SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 11 February, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


BP p.l.c.
Group Results
Fourth Quarter and Full Year 2002



                                                     London 11 February 2003



                           FOR IMMEDIATE RELEASE


              STRONG CASH GENERATION - 175% RESERVE REPLACEMENT

---------------------------------------------------------------------------

 Fourth   Third  Fourth

Quarter Quarter Quarter                                          Year

   2001    2002    2002   $ million                      2002    2001     %

=======================                                ====================

                          Replacement cost profit

    706     766   1,697     before exceptional items    4,698   8,291

    461     556     416   Special items(a)              1,443     683

    604     977     522   Acquisition amortization(b)   2,574   2,585

-----------------------                                --------------------

                          Pro forma result adjusted

  1,771   2,299   2,635     for special items           8,715  11,559   (25)

=======================                                ====================

   5.50    6.60    7.61   - per ordinary share (pence)  25.93   35.77   (28)

   7.91   10.26   11.78   - per ordinary share (cents)  38.90   51.51   (24)

   0.47    0.62    0.71   - per ADS (dollars)            2.33    3.09

=======================                                ====================



o    BP's fourth quarter pro forma result, adjusted for special items, was

     $2,635 million, compared with $1,771 million a year ago, an increase of

     49%. For the year, the result was $8,715 million compared with

     $11,559 million, down 25%. Replacement cost profit, before exceptional items, for the fourth quarter and year was $1,697 million and

     $4,698 million respectively, compared with $706 million and

     $8,291 million a year ago.



o    The fourth quarter trading environment was more favourable than a year ago for Exploration and Production with higher oil and gas realizations, though less favourable for Refining and Marketing where adverse crude price differentials depressed BP's refining margins relative to the industry marker. The trading environment for the year reflected significantly less favourable gas prices and refining margins.



o    Underlying performance improvements were $1.2 billion before tax for the year. Hydrocarbon production increased by 1.8% and 2.9% for the fourth quarter and year respectively. The increase for the year reflected 4.5% growth in liquids production and a 0.9% increase for gas. The reserve replacement ratio for 2002 was 175%. Production growth and reserve replacement represent a strong competitive position.



o    Net special and exceptional items after tax for the fourth quarter and for the year were charges of $1,288 million and $400 million respectively.



o    Return on average capital employed for the year, on a pro forma basis adjusted for special items, was 13% compared with 19% in 2001.



o    Quarterly dividend increased to 6.25 cents per share ($0.375 per

     ADS). This compares with 5.75 cents a year ago. For the year the dividend showed an increase of 9.1%. In sterling terms, the quarterly dividend is 3.815 pence per share compared with 4.055 pence a year ago;

     for the year the increase was 1.3%. The company did not repurchase any shares during the quarter. In 2002, 100 million of its own shares were purchased for cancellation at a cost of $750 million.



o    BP has determined to repurchase $2 billion of its own shares, subject to market conditions and continuing AGM support.




BP Group Chief Executive, Lord Browne, said:


     "The year's trading environment showed significant deterioration, with gas prices lower and refining margins depressed.  The effect of this was partly offset by underlying performance improvements. Our reserve replacement ratio places us in a strong position for the future. The net debt ratio was 28%, below the mid-point of our target range. The decision to repurchase shares reflects our confidence in our present financial condition and future cash flows, and our desire to give shareholders increased cash returns as the situation warrants."





The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.



(a)  The special items refer to non-recurring charges and credits. The special items for the fourth quarter include an asset write-down in

     Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in

     Other businesses and corporate, and a bond redemption charge.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The third quarter 2002 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.






                          Summary Quarterly Results





Exploration and Production's pro forma fourth quarter result, adjusted for special items, was up 54% on a year ago as a result of higher average realizations, record production and reduced unit lifting costs. There were six new discoveries and seven new field start-ups.



In Gas, Power and Renewables, the result reflected the absence of the Ruhrgas contribution, partly offset by higher volumes and margins in marketing and trading.



The Refining and Marketing result decreased significantly, reflecting lower US West Coast refining margins and lower US retail margins than a year ago. BP's achieved refining margins suffered from adverse crude price differentials versus the industry marker.



The Chemicals result was down on the prior quarter's, due to margin pressure from high feedstock costs, particularly in Europe, and weaker demand.



Interest expense for the quarter was $317 million after adjusting for bond redemption charges, compared to $300 million for the prior quarter. The fourth quarter charge included $42 million resulting from revaluation of environmental and other provisions at a lower interest rate. This was partly offset by lower average interest rates on debt.



The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 34.0% compared to 35.6% a year ago.



Capital expenditure, excluding acquisitions, was $4.1 billion for the quarter. Disposal proceeds were $1.0 billion.



Net cash inflow was $711 million, compared to an outflow of $983 million a year ago. The increase reflects higher operating cash flow, lower tax payments and lower acquisition spending.



Net debt at the end of the year was $20.3 billion. The pro forma ratio of net debt to net debt plus equity was 28%.



---------



The financial information for 2001 has been restated to reflect (i) the adoption by the group of FRS 19 'Deferred Tax' with effect from 1 January 2002; and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on 1 January 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 1 on page 20 for further information.



The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.




                  Reconciliation of Reported Results to

              Pro Forma Results Adjusted for Special Items



 Pro Forma Result                                            Pro Forma Result

 adjusted for  ----- 4Q 2002 ---------------                   adjusted for

 special items                                                 special items

 -------------------

    4Q     3Q     4Q Special   Acq. Reported                         Year

  2001   2002   2002  Items* Amort+ Earnings $ million           2002    2001

 ===========================================                   ==============

                                             Exploration and

 2,374  3,050  3,666      99   319     3,248  Production      12,005  14,498

                                              Gas, Power

   102     87     72       -     -        72  and Renewables     384     488

                                              Refining and

   785    522    587     420   203       (36) Marketing        2,081   4,830

    39    272    139      35     -       104  Chemicals            765     242

                                              Other businesses

  (102)  (116)  (146)     61     -      (207) and corporate     (515)   (450)

 -------------------------------------------                   --------------

                                             RC operating

 3,198  3,815  4,318     615   522     3,181   profit          14,720  19,608

 -------------------------------------------                   --------------

  (414)  (300)  (317)     15     -      (332) Interest expense (1,264) (1,608)

  (990)(1,213)(1,360)   (214)    -    (1,146) Taxation         (4,673) (6,380)

   (23)    (3)    (6)      -     -        (6) MSI                 (68)    (61)

 -------------------------------------------                   --------------

                                             RC profit before

 1,771  2,299  2,635     416   522     1,697 exceptional items  8,715  11,559

 -------------------------------------------                   --------------

                                        (893)Exceptional items before tax

                                          21 Taxation on exceptional items

                                       -----

                                         825 RC profit after exceptional items

                                        (174)Stock holding losses

                                       -----

                                         651 HC profit

                                       =====



* The special items refer to non-recurring charges and credits. The special items for the fourth quarter include an asset write-down in Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in

  Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate,

  and a bond redemption charge.



+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The third quarter 2002 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.






                            Operating Results



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                      ==============

                         Replacement cost

  1,880   1,757   3,181  operating profit ($m)               10,246  16,027

-----------------------                                      --------------

                         Replacement cost profit

    706     766   1,697  before exceptional items ($m)        4,698   8,291

-----------------------                                      --------------

                         Profit after exceptional items ($m)

    694   2,535     825  Replacement cost                     5,741   8,456

   (603)  2,840     651  Historical cost                      6,845   6,556

-----------------------                                      --------------

                         Per ordinary share (cents)

                         Pro forma result

   7.91   10.26   11.78    adjusted for special items         38.90   51.51

                         RC profit before

   3.17    3.42    7.58    exceptional items                  20.97   36.95



  (2.67)  12.67    2.92  HC profit after exceptional items    30.55   29.21



                         Per ADS (cents)

                         Pro forma result

  47.46   61.56   70.68    adjusted for special items        233.40  309.06

                         RC profit before

  19.02   20.52   45.48    exceptional items                 125.82  221.70



 (16.02)  76.02   17.52  HC profit after exceptional items   183.30  175.26

-----------------------                                      --------------






                        Exploration and Production



   4Q    3Q    4Q                                                  Year

 2001  2002  2002   $ million                                  2002    2001

=================                                            ==============

1,641 1,572 3,248   Replacement cost operating profit         9,206  12,361

  322   703    99   Special items                             1,019     322

  411   775   319   Acquisition amortization                  1,780   1,815

-----------------                                            --------------

                    Pro forma operating result

2,374 3,050 3,666   adjusted for special items               12,005  14,498

=================                                            ==============

                    Results include:

  144   119   179   Exploration expense                         644     480

                    Of which:

   85    55   124   Exploration expenditure written off         385     238

-----------------                                            --------------

                    Crude oil and natural gas

                    liquids production (mb/d)

                    (Net of Royalties)

  500   414   472   UK                                          462     485

  116   107    96   Rest of Europe                              104     100

  772   754   756   USA                                         765     744

  629   708   725   Rest of World                               687     602

-----------------                                            --------------

2,017 1,983 2,049   Total liquids production                  2,018   1,931

=================                                            ==============

                    Natural gas production(a)

                    (mmcf/d)(Net of Royalties)

1,715 1,240 1,752   UK                                        1,555   1,713

  160   131   140   Rest of Europe                              147     147

3,621 3,450 3,360   USA                                       3,483   3,554

3,268 3,661 3,684   Rest of World                             3,522   3,218

-----------------                                            --------------

8,764 8,482 8,936   Total natural gas production              8,707   8,632

=================                                            ==============

                    Average liquids realizations(b)

                    ($/bbl)

18.53 26.26 26.54   UK                                        24.44   23.55

17.05 22.94 23.28   USA                                       21.34   21.87

17.70 24.43 25.06   Rest of World                             22.65   21.90

17.72 24.40 24.78   BP Average                                22.69   22.50

=================                                            ==============

                    Average oil marker prices

                    ($/bbl)

19.41 26.91 26.88   Brent                                     25.03   24.44

20.31 28.26 28.31   West Texas Intermediate                   26.14   25.89

17.79 27.26 26.86   Alaska North Slope US West Coast          24.77   23.18

=================                                            ==============

                    Average natural gas realizations

                    ($/mcf)

 3.15  2.58  2.88   UK                                         2.78    3.07

 2.06  2.34  3.31   USA                                        2.63    3.99

 1.99  1.99  2.40   Rest of World                              2.10    2.52

 2.28  2.25  2.87   BP Average                                 2.46    3.30

-----------------                                            --------------

 2.43  3.16  3.99   Henry Hub gas price(c) ($/mmBtu)           3.22    4.26



                    UK Gas - National

22.32 12.74 19.09   Balancing Point (p/therm)                 15.78   22.21

=================                                            ==============

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(b) Crude oil and natural gas liquids.

(c) Henry Hub First of the Month Index.



                        Exploration and Production



The pro forma result for the fourth quarter, adjusted for special items, was $3,666 million, up $1,292 million on a year ago. The special items for the quarter are $94 million for the write-off of our Gas to Liquids demonstration plant in Alaska and $5 million restructuring charges.



The result for the quarter benefited from higher average liquids realizations, up $7.06 on a year ago. There was a benefit from a credit of $49 million for Unrealized Profit in Stock (UPIS) to remove the upstream margin from downstream inventories following a decrease in the ANS oil price. This compares to a credit of $119 million in the equivalent quarter of last year. Average natural gas realizations have increased by $0.59 per thousand cubic feet compared with the fourth quarter of 2001. North American natural gas realizations have improved reflecting the strong North American gas market.



Fourth quarter production of 3,590 mboe/d was a record and benefited from seven new field start-ups. Increased production was partly offset by the effects of Gulf of Mexico hurricanes, shut-ins in Venezuela and an earthquake in Alaska.



The full year result reflects production growth of 4.5% for liquids and 0.9% for gas, a 6% decrease in unit lifting costs and slightly higher liquids realizations, which were more than offset by significantly lower natural gas realizations.



The reserve replacement ratio for the year was 175% with 2,016 billion barrels of oil equivalent booked through discoveries, extensions, revisions and improved recovery. Reserve replacement has exceeded production for ten consecutive years at an average ratio of 145% over that period.



In support of growth, 2002 capital expenditure at $9.7 billion (including $434 million of acquisitions) was 9% higher than 2001. During the quarter the development of Atlantis in the Gulf of Mexico and an expansion of the development at In Amenas in Algeria were approved and there were a total of six discoveries in the Gulf of Mexico, Angola and Egypt.



In December, the sale of the Arbroath, Montrose and Arkwright fields in the North Sea to Paladin Resources was announced. In January, we announced the sale of our stake in the North Sea Forties oil field, together with a package of shallow-water assets in the Gulf of Mexico, to Apache. Also in January, we completed the sale of 20% of our upstream interests in Trinidad to Repsol. We also announced a transaction with Amerada Hess, under which BP will exchange its interest in block A-18 of the Malaysia Thailand Joint Development Area for Amerada Hess's interests in Colombia. In February, we announced the sale of a 12.5% share in the Tangguh liquefied natural gas project in Indonesia to China National Offshore Oil Corporation.



                          Gas, Power and Renewables





    4Q      3Q      4Q                                              Year

  2001    2002    2002   $ million                              2002    2001

======================                                        ==============

   102      57      72   Replacement cost operating profit       354     488

     -      30       -   Special items                            30       -

     -       -       -   Acquisition amortization                  -       -

----------------------                                        --------------

                         Pro forma operating result

   102      87      72   adjusted for special items              384     488

======================                                        ==============

                         Gas sales volumes (mmcf/d)

 2,534   1,809   2,715   UK                                    2,372   2,641

   232     353     442   Rest of Europe                          399     213

 8,094   9,332  10,723   USA                                   9,315   8,327

 8,867   9,556  10,659   Rest of World                         9,535   7,613

-----------------------                                       --------------

19,727  21,050  24,539   Total gas sales volumes              21,621  18,794

=======================                                       ==============

                         NGL sales volumes (mb/d)

     -       -       -   UK                                        -       -

     -       -       -   Rest of Europe                            -       -

   226     178     262   USA                                     208     221

   215     185     244   Rest of World                           202     189

-----------------------                                       --------------

   441     363     506   Total NGL sales volumes                 410     410

=======================                                       ==============



                          Gas, Power and Renewables




The pro forma result for the fourth quarter was $72 million, compared with $102 million a year ago and $87 million during the third quarter. The year's result, after adjusting for special items, was $384 million compared to $488 million for 2001.



The fourth quarter result is down versus the prior year due to the absence of contributions from Ruhrgas, partly offset by higher volumes and margins in marketing and trading. The sale of the Ruhrgas shareholding was effective 1 August 2002.



The full year result is down on 2001 due to a lower contribution from Ruhrgas and a weaker marketing and trading environment, partly offset by better performance in the NGL business and increased gas sales volumes, up by 15%.



During the fourth quarter, BP announced a restructuring of its Solar operation and the withdrawal from Thin Film manufacturing. We also announced the start-up of our 22.5 megawatt wind farm at the Nerefco oil refinery in the Netherlands and the first commercial sale of green electricity into the Dutch national power grid. The refinery and the wind farm are jointly (BP 69%) owned with ChevronTexaco. In the fourth quarter BP took delivery of the British Trader, the first of three new LNG ships.




                         Refining and Marketing





     4Q      3Q      4Q                                            Year

   2001    2002    2002  $ million                             2002    2001

=======================                                       =============

    379     237     (36) Replacement cost operating profit      872   3,573

    213      83     420  Special items                          415     487

    193     202     203  Acquisition amortization               794     770

-----------------------                                       -------------

                         Pro forma operating result

    785     522     587  adjusted for special items           2,081   4,830

=======================                                       =============

                         Refinery throughputs (mb/d)

    415     394     392  UK                                     389     364

    692     956     959  Rest of Europe                         918     663

  1,371   1,455   1,439  USA                                  1,439   1,526

    369     349     367  Rest of World                          357     376

-----------------------                                       -------------

  2,847   3,154   3,157  Total throughput                     3,103   2,929

=======================                                       =============

                         Oil sales volumes (mb/d)

                         Refined products

    268     258     269  UK                                     253     266

  1,084   1,604   1,541  Rest of Europe                       1,467   1,062

  1,773   1,847   1,875  USA                                  1,874   1,866

    612     613     611  Rest of World                          586     603

-----------------------                                      --------------

  3,737   4,322   4,296  Total marketing sales                4,180   3,797

  2,710   2,589   2,064  Trading/supply sales                 2,383   2,409

-----------------------                                      --------------

  6,447   6,911   6,360  Total refined product sales          6,563   6,206

  4,599   3,648   5,314  Crude oil                            4,671   4,473

-----------------------                                      --------------

 11,046  10,559  11,674  Total oil sales                     11,234  10,679

=======================                                      ==============

                         Global Indicator Refining Margin(a)

                         ($/bbl)

   1.53    1.28    2.19  NWE                                   1.04    2.24

   1.79    1.82    2.98  USGC                                  2.36    4.84

   2.63    3.27    4.09  Midwest                               3.30    6.05

   6.25    3.54    3.95  USWC                                  4.34    8.60

   1.20    0.47    1.41  Singapore                             0.57    0.90

   2.40    1.98    2.76  BP Average                            2.11    4.06

=======================                                      ==============





(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.



                         Refining and Marketing





The pro forma result, adjusted for special items, for the fourth quarter was $587 million, a decrease of $198 million on the same period last year. The special items include $261 million Veba integration costs, $116 million restructuring costs, a $35 million write-down of retail assets in Venezuela and $8 million costs associated with the Olympic pipeline incident. The lower result was primarily due to lower US retail and US West Coast refining margins, which more than offset the contribution from Veba. Refining throughputs increased by 11% compared with a year ago due to Veba and a smaller maintenance programme in the USA. Marketing volumes increased by 15%, but were down slightly excluding Veba. Shop sales increased by 66%, 7% excluding Veba.



The result for the year was $2,081 million, a decrease of $2,749 million from a year ago. The result reflects the impact of a halving of worldwide refining margins with a further adverse effect from price differentials in BP's crude slate, and lower US retail margins, with some offset from Veba. Refining throughputs increased by 6% over the previous year and marketing volumes by 10%, primarily due to Veba. Excluding Veba, marketing volumes were slightly down. Retail shop sales grew 60% due to Veba and the increased number of BP Connect stations, 10% excluding Veba.



A total of 486 BP Connect stations were open in the USA, Europe, Australia and New Zealand at year end. In addition, BP has reimaged over 10,000 retail stations worldwide to BP's new Helios logo.



In December, BP completed the sale of its interest in Colonial Pipeline in the USA. BP also announced that it had signed an agreement to sell 494 service stations to PKN Orlen. On 10 February, BP announced that it had agreed to sell a 45% stake in the Bayernoil Refinery, an 18% stake in the Trans Alpine Pipeline
(TAL), 247 retail stations in Germany, 55 stations in Hungary and 11 in Slovakia to OMV AG for EUR377 million in cash and assumption of debt. The sale is conditional on regulatory approvals and the nonexercise of certain pre-emption rights. The sale of the German assets enables BP to fully comply with the conditions imposed by the German Federal Cartel Office (FCO) when it approved BP's acquisition of Veba Oil in April 2002.






                                Chemicals





     4Q      3Q      4Q                                            Year

   2001    2002    2002   $ million                            2002    2001

=======================                                       =============

    (67)    132     104   Replacement cost operating profit     515     128

    106     140      35   Special items                         250     114

      -       -       -   Acquisition amortization                -       -

-----------------------                                       -------------

                          Pro forma operating result

     39     272     139   adjusted for special items            765     242

=======================                                       =============

    112     120     100(b)Chemicals Indicator Margin(a)($/te)   102(b)  109

=======================                                       =============

                          Chemicals production (kte)

    792     858     698   UK                                  3,221   3,126

  2,278   2,669   2,679   Rest of Europe                     10,526   7,925

  2,279   2,570   2,447   USA                                10,201   8,943

    699     783     785   Rest of World                       3,040   2,722

-----------------------                                      --------------

  6,048   6,880   6,609   Total production                   26,988  22,716

=======================                                      ==============



(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio,

    it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications,

    poly alpha-olefins, anhydrides, engineering polymers and carbon fibres,

    speciality intermediates, and the remaining parts of the solvents and acetyls businesses.



(b) Provisional. The data for the fourth quarter is based on two months'

    actuals and one month of provisional data.






                                Chemicals





Chemicals' pro forma result for the fourth quarter, after adjusting for special items, was $139 million, down from $272 million in the third quarter. The decline was the result of margin compression due to higher feedstock costs, particularly in Europe, and weaker demand. The fourth quarter result was an increase of $100 million over a year ago, reflecting higher production and lower costs than in 2001, despite a weaker environment.



Chemicals production of 6,609 thousand tonnes in the fourth quarter was down 271 thousand tonnes on the previous quarter, as demand weakened. Production for the year was 26,988 thousand tonnes, up 19%, as a result of new production from existing and acquired assets.



The year's result of $765 million was an increase of $523 million, in an overall trading environment which was similar. This improvement was driven by significantly lower costs and increased production.



Major restructuring continued throughout the year, aimed at repositioning the portfolio and lowering the cost base. The fourth quarter and full year results include $14 million and $39 million respectively for restructuring costs not classified as special. Special items for the fourth quarter include $17 million Solvay integration costs and $18 million for restructuring.



During the fourth quarter, we announced the intention to exit from a polyethylene joint venture in Bataan, Philippines and the closure of an older 118 thousand tonnes per annum high-density polyethylene plant at Deer Park, Texas. Also during the quarter, we sold one of the remaining Burmah Castrol chemicals businesses and have since announced the sale of the other two. We also announced the formation of an acetic acid joint venture in Taiwan and plans to expand our olefins production at Chocolate Bayou, Texas.






                        Other Businesses and Corporate





   4Q    3Q    4Q                                                  Year

 2001  2002  2002   $ million                                  2002    2001

=================                                             =============

 (175) (241) (207)  Replacement cost operating loss            (701)   (523)

   73   125    61   Special items                               186      73

    -     -     -   Acquisition amortization                      -       -

-----------------                                             -------------

                    Pro forma operating result

 (102) (116) (146)  adjusted for special items                 (515)   (450)

=================                                             =============



Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The special items for the quarter include provision of $15 million for future rentals on surplus leasehold property and a charge of $46 million for environmental liabilities.



                              Exceptional Items



   4Q    3Q    4Q                                                  Year

 2001  2002  2002   $ million                                  2002    2001

=================                                             =============

                    Profit (loss) on sale of fixed assets and

  (38)1,794  (893)    businesses or termination of operations 1,168     535

   26   (25)   21   Taxation credit (charge)                   (125)   (370)

-----------------                                             -------------

  (12)1,769  (872)  Exceptional items after taxation          1,043     165

=================                                             =============



Exceptional items for the fourth quarter include provisions for losses on disposal of certain upstream interests announced since the year end and profit on disposal of BP's interest in the Colonial pipeline in the USA.



                              2002 Dividends



   4Q    3Q    4Q                                                  Year

 2001  2002  2002                                              2002    2001

=================                                            ==============

                    Dividends per ordinary share

 5.75  6.00  6.25   cents                                     24.00   22.00

4.055 3.897 3.815   pence                                    15.638  15.436



 34.5  36.0  37.5   Dividends per ADS (cents)                 144.0   132.0

-----------------------                                      --------------



BP today announced a fourth quarterly dividend for 2002 of 6.25 cents per ordinary share. Holders of ordinary shares will receive 3.815 pence per share and holders of American Depositary Receipts (ADRs) $0.375 per ADS share. The dividend is payable on 24 March to shareholders on the register on 28 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 24 March.






                                Outlook


BP Group Chief Executive, Lord Browne, concluded:


   "The world economy slowed during the fourth quarter with weaker growth in both the USA and much of Continental Europe. Evidence of sustained recovery is limited and confidence fragile.



   "Brent crude oil prices have recently exceeded $30 per barrel compared to an average of $27 in the fourth quarter. Venezuelan oil production has declined sharply as a result of the general strike that commenced in early December. Other OPEC producers have begun to raise production to replace some of this lost output. Crude oil inventories have fallen,

   especially in the USA, and are below normal seasonal levels. The prospect for crude oil prices is particularly uncertain, and will be affected by such issues as the timing and extent of developments in Venezuela and

   Iraq and global economic growth.



   "US natural gas prices have strengthened further as demand has firmed seasonally, oil prices have increased and production has been weak.

   Prices are expected to remain at a premium to residual fuel oil through the winter heating season.



   "Refining margins remain volatile. Crude oil prices have risen and product inventories are adequate. Although product demand is improving,

   margins remain susceptible to market uncertainties.



   "Retail margins weakened towards the end of the fourth quarter,

   especially in the USA. Margins have since shown some signs of recovery,

   although they remain vulnerable to further increases in oil product prices.



   "The Chemicals business environment has remained weak, with demand soft and margins under pressure from high feedstock prices.



   "Capital expenditure for 2002 was $13.5 billion, excluding acquisitions,

   and is projected to be in the range of $14-14.5 billion in 2003.



   "Our strategy remains to create value from a distinctive set of opportunities, biased towards the upstream, which, through a disciplined approach to long term investment growth, can produce returns which are both secure and highly competitive."


     ----------------------------------------------------------------------

     The foregoing discussion, in particular certain statements under

     'Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins,

     debt, levels of annual investment and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature,

     trends and outlook on production, price, margin, debt, profitability and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including specific factors accompanying such statements; future levels of industry product supply,

     demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors;

     natural disasters and other changes to business conditions; prolonged adverse weather conditions; and wars and acts of terrorism and sabotage. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and

     Accounts and in the Annual Report on Form 20-F filed with the US

     Securities and Exchange Commission.

     ----------------------------------------------------------------------






                          BP p.l.c. and Subsidiaries
                           Summarized Group Results

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2001    2002    2002                                        2002    2001

=======================                                      ==============

       $ million                                                 $ million



  1,641   1,572   3,248  Exploration and Production           9,206  12,361
    102      57      72  Gas, Power and Renewables              354     488
    379     237     (36) Refining and Marketing                 872   3,573
    (67)    132     104  Chemicals                              515     128
   (175)   (241)   (207) Other businesses and corporate        (701)   (523)

-----------------------                                      --------------

                         Total replacement cost
  1,880   1,757   3,181  operating profit                    10,246  16,027
                         Profit (loss) on sale of
                           fixed assets and businesses or
    (38)  1,794    (893)   termination of operations (Note 4) 1,168     535

-----------------------                                      --------------

                         Replacement cost profit before
  1,842   3,551   2,288  interest and tax                    11,414  16,562
 (1,297)    305    (174) Stock holding gains (losses)(Note 6) 1,129  (1,900)

-----------------------                                      --------------

                         Historical cost profit before
    545   3,856   2,114  interest and tax                    12,543  14,662
    414     300     332  Interest expense (Note 7)            1,279   1,670

-----------------------                                      --------------

    131   3,556   1,782  Profit before taxation              11,264  12,992
    711     713   1,125  Taxation (Note 8)                    4,342   6,375

-----------------------                                      --------------

   (580)  2,843     657  Profit (loss) after taxation         6,922   6,617
     23       3       6  Minority shareholders' interest         77      61

-----------------------                                      --------------

   (603)  2,840     651  Profit (loss) for the period         6,845   6,556



  1,289   1,340   1,398  Distribution to shareholders         5,375   4,935

-----------------------                                      --------------

                         Retained profit (deficit)
 (1,892)  1,500    (747)   for the period                     1,470   1,621

=======================                                      ==============

                         Earnings per ordinary share - cents
  (2.67)  12.67    2.92    Basic                              30.55   29.21
  (2.64)  12.61    2.92    Diluted                            30.41   29.04

=======================                                      ==============



                         Replacement Cost Results

                         Historical cost profit (loss)
   (603)  2,840     651   for the period                      6,845   6,556
                         Stock holding (gains) losses
  1,297    (305)    174   net of MSI                         (1,104)  1,900

-----------------------                                      --------------

                         Replacement cost profit
    694   2,535     825  for the period                       5,741   8,456
     12  (1,769)    872  Exceptional items, net of tax       (1,043)   (165)
-----------------------                                      --------------

                         Replacement cost profit before
    706     766   1,697  exceptional items                    4,698   8,291

-----------------------                                      --------------

                         Earnings per ordinary share - cents
                         On replacement cost profit before
   3.17    3.42    7.58  exceptional items                    20.97   36.95

=======================                                       =============




                      Summarized Group Balance Sheet



                                                 31 December   31 December
                                                        2002          2001

                                                --------------------------

                                                           $ million

Fixed assets

   Intangible assets                                  15,566        16,489
   Tangible assets                                    87,682        77,410
   Investments                                        10,811        11,963

                                                     ---------------------

                                                     114,059       105,862

                                                     ---------------------

Current assets

   Stocks                                             10,181         7,631
   Debtors                                            33,150        26,669
   Investments                                           215           450
   Cash at bank and in hand                            1,520         1,358

                                                     ---------------------

                                                      45,066        36,108

Creditors - amounts falling due within one year

   Finance debt                                       10,086         9,090
   Other creditors                                    36,215        28,524

                                                     ---------------------

Net current liabilities                               (1,235)       (1,506)

                                                     ---------------------

Total assets less current liabilities                112,824       104,356



Creditors - amounts falling due
            after more than one year

   Finance debt                                       11,922        12,327
   Other creditors                                     3,455         3,086

Provisions for liabilities and charges

   Deferred taxation                                  13,514        11,702
   Other provisions                                   13,886        11,482

                                                     ---------------------

Net assets                                            70,047        65,759
Minority shareholders' interest - equity                 638           598

                                                     ---------------------

BP shareholders' interest                             69,409        65,161

                                                     =====================



Movement in BP shareholders' interest:                           $ million



   At 31 December 2001                                              74,367

   Prior year adjustment - change in accounting policy (see Note 1) (9,206)

                                                                    ------

   As restated                                                      65,161
   Profit for the year                                               6,845
   Distribution to shareholders                                     (5,375)
   Currency translation differences                                  3,333
   Issue of ordinary share capital for employee share schemes          195
   Repurchase of ordinary share capital                               (750)

                                                                    ------

   At 31 December 2002                                              69,409

                                                                    ======






                    Summarized Group Cash Flow Statement



 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2001    2002    2002                                       2002     2001

=======================                                        ============

       $ million                                                 $ million

                         Net cash inflow from
  5,547   4,376   6,197  operating activities (a)           19,342   22,409

-----------------------                                     ---------------

     12      30      69  Dividends from joint ventures         198      104

-----------------------                                     ---------------

                         Dividends from
    104      96      65  associated undertakings               368      528

-----------------------                                     ---------------

                         Servicing of finance and returns
                         on investments
     83      63      63  Interest received                     231      256
   (229)   (218)   (335) Interest paid                      (1,204)  (1,282)
     35       4      38  Dividends received                    102      132
                         Dividends paid to
    (38)    (13)    (11) minority shareholders                 (40)     (54)

-----------------------                                     ---------------

                         Net cash outflow from servicing of
   (149)   (164)   (245) finance and returns on investments   (911)    (948)

-----------------------                                     ---------------

                         Taxation
   (454)   (206)   (419) UK corporation tax                   (979)  (1,058)
   (968)   (455)   (642) Overseas tax                       (2,115)  (3,602)

-----------------------                                     ---------------

 (1,422)   (661) (1,061) Tax paid                           (3,094)  (4,660)

-----------------------                                     ---------------

                         Capital expenditure and
                         financial investment
 (3,688) (2,980) (3,544) Payments for fixed assets         (12,116) (12,214)
                         Proceeds from the sale
    615     488     726    of fixed assets                   2,470    2,365

-----------------------                                     ---------------

                         Net cash outflow for
                         capital expenditure and
 (3,073) (2,492) (2,818) financial investment               (9,646)  (9,849)

-----------------------                                       -------------

                         Acquisitions and disposals
                         Investments in associated
   (179)   (125)   (215)   undertakings                       (971)    (586)
                         Proceeds from sale of
      -   2,338       -    investment in Ruhrgas             2,338        -
   (602) (2,607)    (28) Acquisitions, net of cash acquired (4,324)  (1,210)
   (220)    (23)   (217) Net investment in joint ventures     (354)    (497)
                         Proceeds from the sale
    231      55     304  of businesses                       1,974      538

-----------------------                                     ---------------

                         Net cash outflow for
   (770)   (362)   (156) acquisitions and disposals         (1,337)  (1,755)

-----------------------                                     ---------------

 (1,232) (1,346) (1,340) Equity dividends paid              (5,264)  (4,827)

-----------------------                                     ---------------

   (983)   (523)    711  Net cash (outflow) inflow            (344)   1,002

=======================                                     ===============



   (855)   (219)    304  Financing (b)                        (181)     972
    (65)    (32)    (56) Management of liquid resources       (220)    (211)
    (63)   (272)    463  Increase (decrease) in cash            57      241

-----------------------                                     ---------------

   (983)   (523)    711                                       (344)   1,002

=======================                                     ===============






                            Analysis of Cash Flow

 Fourth   Third  Fourth
Quarter Quarter Quarter                                           Year
   2001    2002    2002                                       2002     2001

=======================                                      ==============

       $ million                                                 $ million

                          (a) Reconciliation of historical
                              cost profit before interest
                              and tax to net cash inflow
                              from operating activities



                          Historical cost profit before
    545   3,856   2,114   interest and tax                  12,543   14,662
  2,457   3,506   2,515   Depreciation and amounts provided 10,401    8,858
                          Exploration expenditure
     85      55     124     written off                        385      238
                          Share of profits of joint ventures
   (303)   (172)   (250)    and associated undertakings       (966)  (1,194)
   (132)    (62)   (115)  Interest and other income           (358)    (478)
                          (Profit) loss on sale of fixed
     36  (1,796)    895     assets and businesses           (1,166)    (537)
    187     332     451   Charge for provisions              1,277    1,008
   (221)   (392)   (424)  Utilization of provisions         (1,427)  (1,119)
  1,368    (155)    (63)  (Increase) decrease in stocks     (1,521)   1,490
  1,241    (379)   (269)  (Increase) decrease in debtors    (2,672)   1,989
    284    (417)  1,219   Increase (decrease) in creditors   2,846   (2,508)

-----------------------                                     ---------------

                          Net cash inflow from
  5,547   4,376   6,197   operating activities              19,342   22,409

=======================                                     ===============



                          (b) Financing

   (267)   (558)   (651)  Long-term borrowing               (3,707)  (1,296)
    434     567     905   Repayments of long-term borrowing  2,369    2,602
 (2,764) (1,627) (3,970)  Short-term borrowing              (9,849)  (6,257)
                          Repayments of short-term
  1,656     704   4,037     borrowing                       10,451    4,823

-----------------------                                     ---------------

   (941)   (914)    321                                       (736)    (128)


    (13)    (55)    (17)  Issue of ordinary share capital     (195)    (181)
                          Repurchase of ordinary
     99     750       -     share capital                      750    1,281

-----------------------                                     ---------------

                          Net cash (inflow)
   (855)   (219)    304   outflow from financing              (181)     972

=======================                                     ===============






                         Capital Expenditure and Acquisitions

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2001    2002    2002                                        2002    2001
=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    312     270     177     UK                                  955   1,095
     99      61      73     Rest of Europe                      262     329
    862     980   1,079     USA                               4,303   4,155
    880     929   1,244     Rest of World(a)                  4,179   3,282

-----------------------                                      --------------

  2,153   2,240   2,573                                       9,699   8,861

-----------------------                                      --------------

                          Gas, Power and Renewables
     51       7       -     UK                                   28     102
    107      29      41     Rest of Europe(b)                   161     156
     83      52      60     USA                                 160     155
     60      19      22     Rest of World                        59      79
-----------------------                                      --------------

    301     107     123                                         408     492

-----------------------                                      --------------

                          Refining and Marketing

    127      56     163     UK                                  395     394
    209     198     273     Rest of Europe(c)                 5,759     380
    623     298     430     USA                               1,291   1,311
    157      53     180     Rest of World                       308     330
-----------------------                                      --------------

  1,116     605   1,046                                       7,753   2,415

-----------------------                                      --------------

                          Chemicals
     26      30      57     UK                                  112     205
    294      58      10     Rest of Europe(d)                   173     917
    167      49     116     USA                                 262     460
    107      43     102     Rest of World                       276     344

-----------------------                                      --------------

    594     180     285                                         823   1,926

-----------------------                                      --------------

    264      48      61   Other businesses and corporate(e)     428     430

-----------------------                                      --------------

  4,428   3,180   4,088                                      19,111  14,124

=======================                                      ==============

                          By geographical area



    745     394     434     UK                                1,637   2,128
    709     353     398     Rest of Europe                    6,556   1,787
  1,758   1,389   1,708     USA                               6,095   6,160
  1,216   1,044   1,548     Rest of World                     4,823   4,049
-----------------------                                      --------------

  4,428   3,180   4,088                                      19,111  14,124

=======================                                      ==============





(a) Year 2002 included the acquisition of an additional interest in

    Sidanco.



(b) Year 2002 included the acquisition of a 5% stake in Enagas.



(c) Year 2002 included the acquisition of 100% of Veba.



(d) 4Q 2001 included the formation of the joint venture with Solvay. Year

    2001 also included the acquisition of Bayer's 50% interest in

    Erdolchemie.



(e) Year 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.





                         US dollar/Sterling exchange rates



 1.44      1.55    1.57  Average rate for the period           1.50    1.44
 1.45      1.55    1.60  Period-end rate                       1.60    1.45

=======================                                       =============






               Analysis of Replacement Cost Operating Profit



 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2001    2002    2002                                        2002    2001
=======================                                       =============

       $ million                                                 $ million

                          By business

                          Exploration and Production

    571     185     965     UK                                2,526   3,424
    144     213     177     Rest of Europe                      714     748
    426     661   1,081     USA                               2,835   4,573
    500     513   1,025     Rest of World                     3,131   3,616
-----------------------                                      --------------

  1,641   1,572   3,248                                       9,206  12,361

-----------------------                                      --------------

                          Gas, Power and Renewables

    (29)    (66)    (31)    UK                                  (94)     52
     64      17       1     Rest of Europe                      100     189
     36      28       9     USA                                  25     229
     31      78      93     Rest of World                       323      18
-----------------------                                       -------------
    102      57      72                                         354     488

-----------------------                                       -------------

                          Refining and Marketing

   (197)   (158)   (155)    UK                                 (498)   (475)
    227     236     (53)    Rest of Europe                      571     762
     46      55      80     USA                                 335   2,585
    303     104      92     Rest of World                       464     701

-----------------------                                       -------------

    379     237     (36)                                        872   3,573

-----------------------                                       -------------

                          Chemicals

   (75)       6     (47)    UK                                  (82)   (216)
    (1)     161      65     Rest of Europe                      337     185
    (9)      54      37     USA                                 198      62
    18      (89)     49     Rest of World                        62      97

-----------------------                                       -------------

   (67)     132     104                                         515     128

-----------------------                                       -------------

  (175)    (241)   (207)  Other businesses and corporate       (701)   (523)

-----------------------                                      --------------

 1,880    1,757   3,181                                      10,246  16,027

=======================                                      ==============



                          By geographical area



   375     (131)    793     UK                                1,696   2,668
   388      620     171     Rest of Europe                    1,703   1,814
   216      672     957     USA                               2,890   6,941
   901      596   1,260     Rest of World                     3,957   4,604
-----------------------                                      --------------

 1,880    1,757   3,181                                      10,246  16,027

=======================                                      ==============

                          Included above

    91      104      83   Share of profits of joint ventures    346     443
                          Share of profits of
   219       71     161   associated undertakings               616     760

-----------------------                                      --------------

   310      175     244                                         962   1,203

=======================                                      ==============






                                  Notes



1.   Restatement of comparative information



     Comparative information for 2001 has been restated to reflect the changes described below.



     (a)  Transfer of solar, renewables and alternative fuels activities



          With effect from 1 January 2002, the solar, renewables and alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.



     (b)  New accounting standard for deferred tax



          With effect from 1 January 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.



          Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:


          o Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.



          o Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.


          Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.


          Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.



          As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.





                                  Notes



          Balance sheet at 31 December 2001              Restated Reported

                                                         =================

                                                              $ million

          Fixed assets
             Intangible assets                             16,489   15,593
             Tangible assets                               77,410   77,410
             Investments                                   11,963   12,047
                                                         -----------------

                                                          105,862  105,050

                                                         -----------------

          Current assets                                   36,108   36,108
          Creditors - amounts falling due
            within one year                                37,614   37,614
                                                         -----------------
          Net current liabilities                          (1,506)  (1,506)

                                                         -----------------

          Total assets less current liabilities           104,356  103,544
          Creditors - amounts falling due
            after more than one year                       15,413   15,413
          Provisions for liabilities and charges
             Deferred taxation                             11,702    1,655
             Other provisions                              11,482   11,482
                                                         -----------------

          Net assets                                       65,759   74,994

          Minority shareholders' interest                     598      627

                                                         -----------------

          BP shareholders' interest                        65,161   74,367

                                                         =================






                                  Notes



Income statements                            Restated           Reported
                                        ----------------   ----------------

                                         Fourth             Fourth
                                        Quarter     Year   Quarter     Year
                                           2001     2001      2001     2001
                                        ===================================

                                                       $ million

Exploration and Production                1,641   12,361     1,655   12,417
Gas, Power and Renewables                   102      488       106      521
Refining and Marketing                      379    3,573       392    3,625
Chemicals                                   (67)     128       (67)     128
Other businesses and corporate             (175)    (523)     (179)    (556)

                                        -----------------------------------

Total replacement cost operating profit   1,880   16,027     1,907   16,135

Profit (loss) on sale of fixed assets
  and businesses or termination
  of operations                             (38)     535       (38)     535

                                        -----------------------------------

Replacement cost profit before
  interest and tax                        1,842   16,562     1,869   16,670
Stock holding gains (losses)             (1,297)  (1,900)   (1,297)  (1,900)
                                        -----------------------------------

Historical cost profit before
  interest and tax                          545   14,662       572   14,770
Interest expense                            414    1,670       414    1,670

                                        -----------------------------------

Profit before taxation                      131   12,992       158   13,100
Taxation                                    711    6,375       537    5,017

                                        -----------------------------------

Profit (loss) after taxation               (580)   6,617      (379)   8,083
Minority shareholders' interest              23       61        26       73

                                        -----------------------------------

Profit (loss) for the period               (603)   6,556      (405)   8,010


Distribution to shareholders              1,289    4,935     1,289    4,935

                                        -----------------------------------

Retained profit (deficit) for the period (1,892)   1,621    (1,694)   3,075

                                        ===================================

Earnings (loss) per ordinary share - cents
Basic                                     (2.67)   29.21     (1.78)   35.70
Diluted                                   (2.64)   29.04     (1.76)   35.48

                                        ===================================



                                  Notes



2.   Turnover



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2001    2002    2002                                   2002    2001
     =======================                                 ==============

            $ million                                            $ million

                               By business
       5,336   6,220   7,356     Exploration and Production  25,753  28,229
       7,522   9,313  12,041     Gas, Power and Renewables   37,357  39,442
      26,528  35,634  33,443     Refining and Marketing     125,836 120,233
       2,481   3,720   3,118     Chemicals                   13,064  11,515
                                 Other businesses
         146     108     131       and corporate                510     549
     -----------------------                                ---------------

      42,013  54,995  56,089                                202,520 199,968

                               Less: sales between
       5,196   5,941   6,367         businesses              23,799  25,750

     -----------------------                                ---------------

      36,817  49,054  49,722   Group excluding JVs          178,721 174,218
         297     369     413   Sales of joint ventures        1,465   1,171

     -----------------------                                ---------------

      37,114  49,423  50,135                                180,186 175,389

     =======================                                ===============

                               By geographical area



                               Group excluding JVs

      11,432  12,160  13,084     UK                          48,748  47,618
       8,657  13,460  11,720     Rest of Europe              46,518  36,701
      16,039  22,880  22,573     USA                         80,381  84,696
       7,285   8,537  10,845     Rest of World               34,401  33,911
     -----------------------                                ---------------

      43,413  57,037  58,222                                210,048 202,926
                               Less: sales between

       6,596   7,983   8,500         areas                   31,327  28,708

     -----------------------                                ---------------

      36,817  49,054  49,722                                178,721 174,218

     =======================                                ===============






                                  Notes



3.   Operating profits are after charging:



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                      Year
        2001    2002    2002                                  2002     2001

     =======================                                  =============

            $ million                                           $ million

                               Exploration expense

           9      16       1     UK                             27       14
           7       5       6     Rest of Europe                 47       22
          82      53      30     USA                           258      256
          46      45     142     Rest of World                 312      188
     -----------------------                                 --------------

         144     119     179                                   644      480

     =======================                                 ==============

                               Production taxes (a)
         147      92      64   UK petroleum revenue tax        309      600
         189     258     298   Overseas production taxes       965    1,089

     -----------------------                                 --------------

         336     350     362                                 1,274    1,689

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in
         Note 8.



4.   Analysis of exceptional items



         (85)    (25) (1,133)  Exploration and Production     (726)     195
           1   1,585     (33)  Gas, Power and Renewables     1,551        -
          18     262     365   Refining and Marketing          613      471
        (130)     11    (122)  Chemicals                      (256)    (297)
         158     (39)     30   Other businesses and corporate  (14)     166
     -----------------------                                 --------------

                               Profit (loss) on sale of fixed
                               assets and businesses or
         (38)  1,794    (893)  termination of operations     1,168      535
          26     (25)     21   Taxation (credit) charge       (125)    (370)

     -----------------------                                 --------------

                               Exceptional items
         (12)  1,769    (872)  after taxation                1,043      165

     =======================                                 ==============





5.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                   Notes



6.   Stock holding gains (losses)



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                      Year
        2001    2002    2002                                  2002     2001

     =======================                                  =============

            $ million                                           $ million



          (5)      3      (2)  Exploration and Production        3       (6)
         (20)      2      41   Gas, Power and Renewables        51      (81)
      (1,138)    311    (201)  Refining and Marketing        1,049   (1,583)
        (134)    (11)    (12)  Chemicals                        26     (230)
      ----------------------                                 --------------

      (1,297)    305    (174)                                1,129   (1,900)
           -       -       -   Minority shareholders' interest  25        -

      ----------------------                                 --------------

      (1,297)    305    (174)                                1,104   (1,900)

      ======================                                 ==============



7. Interest expense



         286     250     248   Group interest payable(a)     1,026    1,308
          (7)    (27)    (33)  Capitalized                    (100)     (81)
     -----------------------                                 --------------

         279     223     215                                   926    1,227


          21      15      14   Joint ventures                   58       70
          26      19      19   Associated undertakings          83      135
                               Unwinding of discount
          46      43      42     on provisions                 170      196
                               Change in discount rate
          42       -      42   for provisions                   42       42
     -----------------------                                 --------------

         414     300     332                                 1,279    1,670

     =======================                                 ==============

                              (a) Includes charges relating
                                  to the early redemption
           -       -      15      of debt                       15       62

     -----------------------                                 --------------



8.   Charge for taxation



         550     463   1,112   Current                       3,148    5,131
         161     250      13   Deferred(a)                   1,194    1,244
     -----------------------                                 --------------
         711     713   1,125                                 4,342    6,375

     =======================                                 ==============

         174     235     366   UK(a)                         1,436      940
         537     478     759   Overseas                      2,906    5,435

     -----------------------                                 --------------

         711     713   1,125                                 4,342    6,375

     =======================                                 ==============

                              (a) Includes the adjustment
                                  to the North Sea deferred
                                  tax balance for the
                                  supplementary
           -       -       -      UK corporation tax of 10%    355        -
     -----------------------                                 --------------






                                     Notes



9.   Analysis of changes in net debt



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2001    2002    2002                                  2002     2001
     =======================                                ===============

            $ million                                           $ million

                               Opening balance
      20,474  21,409  22,276   Finance debt                 21,417   21,190
       1,438   1,284   1,005   Less: Cash                    1,358    1,170
         519     285     285     Current asset investments     450      661
     -----------------------                                ---------------

      18,517  19,840  20,986   Opening net debt             19,609   19,359

     -----------------------                                ---------------

                               Closing balance
      21,417  22,276  22,008   Finance debt                 22,008   21,417
       1,358   1,005   1,520   Less: Cash                    1,520    1,358
         450     285     215     Current asset investments     215      450

     -----------------------                                ---------------

      19,609  20,986  20,273   Closing net debt             20,273   19,609

     -----------------------                                ---------------

                               (Increase) decrease
      (1,092) (1,146)    713   in net debt                    (664)    (250)

     =======================                                ===============

                               Movement in cash/
         (63)   (272)    463     bank overdrafts                57      241
                               Decrease in current
         (66)    (32)    (56)    asset investments            (220)    (211)
                               Net cash (inflow) outflow
                                 from financing(excluding
        (941)   (914)    321     share capital)               (736)    (128)
                               Partnership interests
           -       -       -   exchanged for BP loan notes   1,135        -
         (16)     13      19   Other movements                  76      (36)
          (8)      -      (3)  Debt acquired                (1,002)     (55)
     -----------------------                                 --------------

                               Movement in net debt before
      (1,094) (1,205)    744     exchange effects             (690)    (189)
           2      59     (31)  Exchange adjustments             26      (61)
     -----------------------                                 --------------

                               (Increase) decrease
      (1,092) (1,146)    713   in net debt                    (664)    (250)

     =======================                                 ==============






                               Notes



10.  Consolidated statement of cash flows presented on a US GAAP format



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                      Year
        2001    2002    2002                                  2002     2001
     =======================                                  =============

           $ million                                           $ million

                               Operating activities
        (580)  2,843     657   Profit after taxation         6,922    6,617
                               Adjustments to reconcile
                                 profits after tax to net
                                 cash provided by
                                 operating activities
                               Depreciation and
       2,457   3,506   2,515     amounts provided           10,401    8,858
                               Exploration expenditure
          85      55     124   written off                     385      238
                               Share of (profit) loss of
                                 joint ventures and associates
         (52)     51      (8)    less dividends received         3      (60)
                               (Profit) loss on sale
                                 of businesses and
          36  (1,796)    895     fixed assets               (1,166)    (537)
                               Working capital movement
       2,087  (1,002)    907     (see analysis below)       (1,416)   1,319
         161     250      13   Deferred taxation             1,194    1,244
         (58)   (191)    (33)  Other                          (280)    (111)
     -----------------------                                ---------------

                               Net cash provided by
       4,136   3,716   5,070   operating activities         16,043   17,568

     -----------------------                                ---------------



                               Investing activities
      (3,695) (3,007) (3,577)  Capital expenditures        (12,216) (12,295)
                               Acquisitions, net of
        (602) (2,607)    (28)    cash acquired              (4,324)  (1,210)
                               Investment in
        (179)   (125)   (215)    associated undertakings      (971)    (586)
                               Net investment in
        (220)    (23)   (217)  joint ventures                 (354)    (497)
                               Proceeds from
         846   2,881   1,030     disposal of assets          6,782    2,903
     -----------------------                                 --------------

                               Net cash used in

      (3,850) (2,881) (3,007)  investing activities        (11,083) (11,685)

     -----------------------                                 --------------



                                    Notes



10. Consolidated statement of cash flows presented on a US GAAP format
    (continued)



      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2001    2002    2002                                  2002     2001
     =======================                                  =============
            $ million                                           $ million

                               Financing activities
                               Net proceeds from shares
         (86)   (695)     17     issued (repurchased)         (555)  (1,100)
                               Proceeds from
         267     558     651     long-term financing         3,707    1,296
                               Repayments of
        (434)   (567)   (905)    long-term financing        (2,369)  (2,602)
                               Net (decrease) increase
       1,108     923     (67)   in short-term debt            (602)   1,434
                               Dividends paid
      (1,232) (1,346) (1,340)  - BP shareholders            (5,264)  (4,827)
         (38)    (13)    (11)  - Minority shareholders         (40)     (54)

     -----------------------                                  -------------

                               Net cash used in
        (415) (1,140) (1,655)  financing activities         (5,123)  (5,853)

     -----------------------                                 --------------

                               Currency translation
                                 differences relating to
         (20)     26      37     cash and cash equivalents      90      (53)

     -----------------------                                 --------------

                               (Decrease) increase in
        (149)   (279)    445   cash and cash equivalents       (73)     (23)



                               Cash and cash equivalents
       1,957   1,569   1,290     at beginning of period      1,808    1,831
     -----------------------                                 --------------

                               Cash and cash equivalents
       1,808   1,290   1,735     at end of period            1,735    1,808

     -----------------------                                 --------------



                               Analysis of working
                                 capital movement

                               (Increase) decrease
       1,368     (155)   (63)    in stocks                  (1,521)   1,490
                               (Increase) decrease
       1,202     (345)  (271)    in debtors                 (2,750)   1,905
                               Increase (decrease)
        (483)    (502) 1,241     in creditors                2,855   (2,076)

     -----------------------                                 --------------

                                Total working
       2,087   (1,002)   907      capital movement          (1,416)   1,319

     =======================                                 ==============






                                 Notes



11. Ordinary shares

        Fourth       Third      Fourth
       Quarter     Quarter     Quarter                             Year
          2001        2002        2002                      2002        2001
    ==================================                      ================
             (shares thousand)                             (Shares thousand)

                                        Shares in
                                        issue at period
    22,432,077  22,374,747  22,378,651  end (a)       22,378,651  22,432,077
                                        Average number
                                        of shares
                                        outstanding
    22,396,315  22,408,297  22,351,122  (b)           22,397,126  22,435,737

    ----------------------------------                ----------------------



    (a) Each BP ADS represents six BP Ordinary Shares.
    (b) Excludes shares held by the Employee Share Ownership Plans.



12.  Statutory accounts



     The above financial information for the year 2002 does not constitute statutory accounts. It is an extract from the 2002 Annual Accounts (except Note 10), approved by a duly appointed and authorized committee of the Board of Directors at today's Results Committee, but not yet delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified. In preparing the financial statements for the current year, the group has adopted Financial Reporting Standard No. 19 'Deferred Tax' (FRS 19). The adoption of
     FRS 19 has resulted in a change in accounting policy for deferred tax. Prior year figures have been restated - see Note 1 for further details. Quarterly results are unuadited.



                              Contacts

                London               New York          Frankfurt

                -------------------  ----------------  --------------------



Press           Roddy Kennedy        Ian Fowler
Office          +44 (0)20 7496 4624  +1 212 451 8008



Investor        Fergus McLeod        Terry LaMore      Thorsten Sabrautzky
Relations       +44 (0)20 7496 4717  +1 212 451 8034   +49 (0)69 71 379 9912



http://www.bp.com/investors



BP p.l.c.
Group Results
Fourth Quarter and Full Year 2002

                                                     London 11 February 2003


                       INVESTOR RELATIONS SUPPLEMENT


REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND ACQUISITION AMORTIZATION(b)



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

    682     668   1,011     UK                                3,256   3,645

    144     213     177     Rest of Europe                      714     748

    840   1,059   1,421     USA                               4,192   6,180

    708   1,110   1,057     Rest of World                     3,843   3,925

-----------------------                                      --------------

  2,374   3,050   3,666                                      12,005  14,498

-----------------------                                      --------------

                          Gas, Power and Renewables

    (29)    (36)    (31)    UK                                  (64)     52

     64      17       1     Rest of Europe                      100     189

     36      28       9     USA                                  25     229

     31      78      93     Rest of World                       323      18

-----------------------                                      --------------

    102      87      72                                         384     488

-----------------------                                      --------------

                          Refining and Marketing

    (28)    (36)    (21)    UK                                  (45)     50

    271     274     225     Rest of Europe                      936     929

    203     180     235     USA                                 670   3,043

    339     104     148     Rest of World                       520     808

-----------------------                                      --------------

    785     522     587                                       2,081   4,830

-----------------------                                      --------------

                          Chemicals

     14       6     (26)    UK                                  (39)   (127)

     32     161      74     Rest of Europe                      364     226

    (25)     54      42     USA                                 238      46

     18      51      49     Rest of World                       202      97

-----------------------                                      --------------

     39     272     139                                         765     242

-----------------------                                      --------------

                          Other businesses and corporate

    105     (63)     81     UK                                 (101)   (117)

    (46)     (7)    (18)    Rest of Europe                      (18)    (70)

   (210)    (36)   (210)    USA                                (373)   (433)

     49     (10)      1     Rest of World                       (23)    170

-----------------------                                      --------------

   (102)   (116)   (146)                                       (515)   (450)

-----------------------                                      --------------

  3,198   3,815   4,318                                      14,720  19,608

=======================                                      ==============



(a) The special items refer to non-recurring charges and credits. The special items for the fourth quarter include an asset write-down in

    Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in

    Other businesses and corporate, and a bond redemption charge.


(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the

    ARCO and Burmah Castrol acquisitions. The third quarter 2002 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.






PER SHARE AMOUNTS



     Fourth       Third      Fourth

    Quarter     Quarter     Quarter                               Year

       2001        2002        2002                         2002        2001

===================================                   ======================



                                     Shares in issue

                                      at period

 22,432,077  22,374,747  22,378,651   end (thousand)  22,378,651  22,432,077

                                     - ADS equivalent

  3,738,680   3,729,125   3,729,775   (thousand)       3,729,775   3,738,680

                                     Average number

                                      of shares

                                      outstanding

 22,396,315  22,408,297  22,351,122  (thousand)*      22,397,126  22,435,737

                                     - ADS equivalent

  3,732,719   3,734,716   3,725,187   (thousand)       3,732,854   3,739,290

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit after

                                      exceptional

        694       2,535         825   items ($m)           5,741       8,456

                                     cents/ordinary

       3.11       11.31        3.69   share                25.62       37.68

       0.19        0.68        0.22  dollars/ADS            1.54        2.26

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit before

                                      exceptional

        706         766       1,697   items ($m)           4,698       8,291

                                     cents/ordinary

       3.17        3.42        7.58   share                20.97       36.95

       0.19        0.20        0.45  dollars/ADS            1.26        2.22

-----------------------------------                   ----------------------

                                     Pro forma result

                                      adjusted for special

      1,771       2,299       2,635   items ($m)           8,715      11,559

       7.91       10.26       11.78  cents/ordinary share  38.90       51.51

       0.47        0.62        0.71  dollars/ADS            2.33        3.09

-----------------------------------                   ----------------------



* Excludes shares held by the Employee Share Ownership Plans.



ACQUISITION AMORTIZATION BY BUSINESS



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

     41     378      41     UK                                  488     151

    337     283     246     USA                               1,078   1,530

     33     114      32     Rest of World                       214     134

-----------------------                                       -------------

    411     775     319                                       1,780   1,815

-----------------------                                       -------------

                          Refining and Marketing

     99     106     107     UK                                  410     394

     94      96      96     USA                                 384     376

-----------------------                                       -------------

    193     202     203                                         794     770

-----------------------                                       -------------

    604     977     522   Total acquisition amortization      2,574   2,585

=======================                                       =============






SPECIAL ITEMS BY BUSINESS (PRE-TAX)



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

     70     105       5     UK                                  242      70

      -       -       -     Rest of Europe                        -       -

     77     115      94     USA                                 279      77

    175     483       -     Rest of World                       498     175

-----------------------                                       -------------

    322     703      99                                       1,019     322

-----------------------                                       -------------

                          Gas, Power and Renewables

      -      30       -     UK                                   30       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -      30       -                                          30       -

-----------------------                                       -------------

                          Refining and Marketing

     70      16      27     UK                                   43     131

     44      38     278     Rest of Europe                      365     167

     63      29      59     USA                                 (49)     82

     36       -      56     Rest of World                        56     107

-----------------------                                       -------------

    213      83     420                                         415     487

-----------------------                                       -------------

                          Chemicals

     89       -      21     UK                                   43      89

     33       -       9     Rest of Europe                       27      41

    (16)      -       5     USA                                  40     (16)

      -     140       -     Rest of World                       140       -

-----------------------                                       -------------

    106     140      35                                         250     114

-----------------------                                       -------------

                          Other businesses and corporate

      -      35      20     UK                                   55       -

      -       -       1     Rest of Europe                        1       -

     73      90      40     USA                                 130      73

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

     73     125      61                                         186      73

-----------------------                                       -------------

    714   1,081     615   Total special items before interest 1,900     996



      -       -      15   Interest - bond redemption charges     15      62

-----------------------                                       -------------

    714   1,081     630   Total                               1,915   1,058

=======================                                       =============






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

3Q 2002

Exploration and Production       1,572           775        703       3,050

Gas, Power and Renewables           57             -         30          87

Refining and Marketing             237           202         83         522

Chemicals                          132             -        140         272

Other businesses & corporate      (241)            -        125        (116)

                              ----------------------------------------------

RC operating profit              1,757           977      1,081       3,815

                              ----------------------------------------------

Interest expense                  (300)            -          -        (300)

Taxation                          (688)            -       (525)     (1,213)

MSI                                 (3)            -          -          (3)

                             ----------------------------------------------

RC profit before

 exceptional items                 766           977        556       2,299

                             ==============================================

Exceptional items before tax     1,794

Taxation on exceptional items      (25)

                                 -----

RC profit after

 exceptional items               2,535

Stock holding gains (losses)       305

                                 -----

HC profit                        2,840

                                 =====



4Q 2001

Exploration and Production       1,641           411        322       2,374

Gas, Power and Renewables          102             -          -         102

Refining and Marketing             379           193        213         785

Chemicals                          (67)            -        106          39

Other businesses & corporate      (175)            -         73        (102)

                              ----------------------------------------------

RC operating profit              1,880           604        714       3,198

                              ----------------------------------------------

Interest expense                  (414)            -          -        (414)

Taxation                          (737)            -       (253)       (990)

MSI                                (23)            -          -         (23)

                             ----------------------------------------------

RC profit before

 exceptional items                 706           604        461       1,771

                             ==============================================

Exceptional items before tax       (38)

Taxation on exceptional items       26

                                 -----

RC profit after

 exceptional items                 694

Stock holding gains (losses)    (1,297)

                                 -----

HC profit                         (603)

                                 =====



(a) The special items refer to non-recurring charges and credits. The special items for the third quarter 2002 comprise impairment charges and restructuring costs for Exploration and Production; an impairment charge in Gas, Power and Renewables; integration and certain other costs in

    Refining and Marketing; an impairment charge in Chemicals; and a provision to cover future rental payments on surplus leasehold property in Other businesses and corporate.  The special items for the fourth quarter 2001 comprise additional severance charges, mainly related to former ARCO employees, an impairment charge for our partner operated

    Venezuelan Lake Maracaibo operations, Castrol, Solvay and Erdolchemie integration costs, Grangemouth restructuring, and litigation costs.






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

Year 2002

Exploration and Production       9,206         1,780      1,019      12,005

Gas, Power and Renewables          354             -         30         384

Refining and Marketing             872           794        415       2,081

Chemicals                          515             -        250         765

Other businesses & corporate      (701)            -        186        (515)

                              ----------------------------------------------

RC operating profit             10,246         2,574      1,900      14,720

                              ----------------------------------------------

Interest expense                (1,279)            -         15      (1,264)

Taxation                        (4,217)            -       (456)     (4,673)

MSI                                (52)            -        (16)        (68)

                             ----------------------------------------------

RC profit before

 exceptional items               4,698         2,574      1,443       8,715

                             ==============================================

Exceptional items before tax     1,168

Taxation on exceptional items     (125)

                                 -----

RC profit after

 exceptional items               5,741

Stock holding gains (losses)     1,104

                                 -----

HC profit                        6,845

                                 =====



Year 2001

Exploration and Production      12,361         1,815        322      14,498

Gas, Power and Renewables          488             -          -         488

Refining and Marketing           3,573           770        487       4,830

Chemicals                          128             -        114         242

Other businesses & corporate      (523)            -         73        (450)

                              ----------------------------------------------

RC operating profit             16,027         2,585        996      19,608

                              ----------------------------------------------

Interest expense                (1,670)            -         62      (1,608)

Taxation                        (6,005)            -       (375)     (6,380)

MSI                                (61)            -          -         (61)

                             ----------------------------------------------

RC profit before

 exceptional items               8,291         2,585        683      11,559

                             ==============================================

Exceptional items before tax       535

Taxation on exceptional items     (370)

                                 -----

RC profit after

 exceptional items               8,456

Stock holding gains (losses)    (1,900)

                                 -----

HC profit                        6,556

                                 =====



(a) The special items refer to non-recurring charges and credits. The special items for the year 2002 comprise impairment charges, an asset writedown, restructuring and litigation costs for Exploration and

    Production; an impairment charge in Gas, Power and Renewables;

    integration and restructuring costs, business interruption insurance proceeds and certain other costs in Refining and Marketing; integration costs and an impairment charge in Chemicals; a provision to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate; and a bond redemption charge.

    Taxation includes a special charge for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax as well as tax relief expected on impairments and related restructuring. The special items for the year 2001 comprise additional severance charges,

    mainly related to former ARCO employees, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, rationalization costs in the European downstream commercial business, Castrol, Solvay and Erdolchemie integration costs, Grangemouth restructuring, and litigation costs.






REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR

NON-CASH CHARGES AND CERTAIN OTHER ITEMS





 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============



                         $ million



                         Replacement cost operating profit

  1,880   1,757   3,181  (reported) (a)                       10,246  16,027

  2,457   3,506   2,515  Depreciation and amounts provided (b)10,401   8,858

     85      55     124  Exploration expenditure written off     385     238

                         Dividends from JVs and associates

   (194)    (49)   (110)  less share of RCOP                    (396)   (571)

    (38)    (13)    (11) Dividends paid to minority shareholders (40)    (54)

    (34)    (60)     27  Adjust provisions to cash basis (c)    (150)   (111)

                         Adjust interest and other income

    (14)      5     (14)  to cash basis (d)                      (25)    (90)

-----------------------                                        -------------

  4,142   5,201   5,712                                       20,421  24,297

 (1,528)   (712) (1,199) Tax paid adjusted for certain items* (3,390) (4,738)

-----------------------                                        -------------

  2,614   4,489   4,513  Adjusted RCOP after tax paid         17,031  19,559

-----------------------                                        -------------

                         * Calculation of tax paid adjusted

                             for certain items

 (1,422)   (661) (1,061)   Cash tax paid                      (3,094) (4,660)

    (26)     25     (21)   Tax charge on exceptional items       125     370

    (80)    (76)   (117)   Tax shield assumption +              (421)   (448)

-----------------------                                        -------------

 (1,528)   (712) (1,199)                                      (3,390) (4,738)

-----------------------                                        -------------

                         + Calculation of tax shield assumption

   (229)   (218)   (335)   Interest paid                      (1,204) (1,282)

     35%     35%     35%   Tax rate assumption (e)                35%     35%

-----------------------                                        -------------

    (80)    (76)   (117)                                        (421)   (448)

-----------------------                                        -------------





(a) Total replacement cost operating profit is before exceptional items,

    stock holding gains and losses and interest expense.

(b) Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah

    Castrol acquisitions.

(c) Calculated as the net of charge for provisions and utilization of provisions.

(d) Calculated as interest and other income, less interest received and dividends received from the group cash flow statement.

(e) Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.






RETURN ON AVERAGE CAPITAL EMPLOYED



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============



                          $ million



                          Replacement cost basis

    706     766   1,697   RC profit before exceptional items  4,698   8,291

    181     145     140   Interest +                            602     798

     23       3       6   Minority shareholders' interest        52      61

-----------------------                                      --------------

    910     914   1,843   Adjusted RC profit                  5,352   9,150

=======================                                      ==============



 87,791  90,507  91,767   Average capital employed           89,616  87,259

    4.1%    4.0%    8.0%  ROACE - replacement cost basis        6.0%   10.5%

-----------------------                                       -------------

                          Pro forma basis

    910     914   1,843   Adjusted RC profit                  5,352   9,150

    604     977     522   Acquisition amortization            2,574   2,585

    461     556     406   Special items (post-tax)            1,449     643

 87,791  90,507  91,767   Average capital employed           89,616  87,259

                          Average capital employed

 19,647  17,581  16,903     acquisition adjustment           17,777  20,739

-----------------------                                       -------------

                          Average capital employed

 68,144  72,926  74,864     (pro forma basis)                71,839  66,520

                          ROACE - Pro forma basis

   11.6%   13.4%   14.8%   adjusted for special items          13.0%   18.6%

-----------------------                                        ------------

                          Historical cost basis

                          Historical cost profit (loss)

   (603)   2,840    651     after exceptional items           6,845   6,556

    181      145    140   Interest +                            602     798

     23        3      6   Minority shareholders' interest        77      61

-----------------------                                      --------------

   (399)   2,988    797   Adjusted historical cost profit     7,524   7,415

=======================                                      ==============

 87,791   90,507 91,767   Average capital employed           89,616  87,259

   (1.8)%   13.2%   3.5%  ROACE                                 8.4%    8.5%



+ Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.





NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY



 Fourth   Third  Fourth

Quarter Quarter Quarter                                            Year

   2001    2002    2002                                        2002    2001

=======================                                       =============



                          $ million



 21,417  22,276  22,008   Gross debt                         22,008  21,417

  1,808   1,290   1,735   Cash and current asset investments  1,735   1,808

-----------------------                                       -------------

 19,609  20,986  20,273   Net debt                           20,273  19,609

=======================                                       =============

 65,759  69,203  70,047   Equity                             70,047  65,759

     23%     23%     22%  Net debt ratio                         22%     23%

-----------------------                                      --------------

 18,882  17,134  16,672   Acquisition adjustment             16,672  18,882

-----------------------                                      --------------

     29%     29%     28%  Net debt ratio - pro forma basis       28%     29%

=======================                                      ==============





END







                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 February, 2003                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary